

October 1, 2012

<u>Via Facsimile</u>
Mr. Sam Talari
Principal Executive Officer
Infrax Systems, Inc.
6365 53rd Street North
Pinellas Park, Florida 33781

> **Re:** **Infrax Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52488**

Dear Mr. Talari:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief